Exhibit 99.3

ELBIT IMAGING LTD.
2 Weitzman Street, Tel-Aviv 64239, Israel
Tel: (972-3) 608-6015

Date: June 23, 2008

Re: Convening of a General Meeting of Holders of Series C Notes

Notice is hereby given for the convening of a general meeting ("Meeting") of holders of Series C Notes of Elbit Imaging Ltd. ("Company") to be held on Tuesday, July 15, 2008, at 11:00 a.m. (Israel time) at the Company's offices at 2 Weitzman Street, Tel-Aviv, Israel. For any questions you may call the Company at 972-3-6086015.

On the agenda:

To approve the appointment of Ziv Haft Trusts Company Ltd. ("Ziv Haft") to serve as trustee for the holders of Series C Notes of the Company, instead of Aurora Fidelity Trust Company Ltd. ("Aurora"), subject to the receipt of the approval of the Israeli court, and to amend the trust deed entered into by and between the Company and Aurora dated August 23, 2006, accordingly (the "Trust Deed").

On April 28, 2008 Aurora, the current trustee for the holders of Series C Notes of the Company, informed the Company that due to the signing of a merger agreement between the two accounting firms, Zohar, Zohar & Co., the controlling shareholder of Aurora and Brightman, Almagor & Co., the Company's external auditors, the continuation of Aurora's services to the holders of the Series C Notes will create a conflict of interests prohibited by law between the role and duties of Aurora and the service of the merged firm Brightman, Almagor, Zohar & Co. as the Company's external auditors.

Accordingly, Aurora informed the Company of the termination of its service as a trustee for the holders of the Series C Notes effective as of May 1, 2008. Nevertheless, in accordance with section 25.2 of the Trust Deed, Aurora will continue to serve as trustee for the holders of Series C Notes until the appointment of a successor trustee.

Accordingly, it is proposed to appoint Ziv Haft as a trustee for the holders of Series C Notes instead of Aurora. Ziv Haft Informed the Company that it is a private company, a subsidiary of

BDO Ziv Haft accountant's firm, whose only object is to engage in trustees. Ziv Haft informed the Company that its capital is 800,000 NIS and its insurance coverage is no less than 15 million dollars

The termination of service by Aurora and the appointment of Ziv Haft in its stead are subject to the receipt of the approval by the Israeli court.

Required Majority

The approval of the proposal on the agenda requires at least seventy five percent (75%) of the votes which are represented at the voting and vote either "for" or "against".

Record Date

Only holders of Series C Notes of record at the end of trading on Tuesday, July 8, 2008 ("Record Date") are entitled to notice of, and to vote at, the Meeting and any adjournment thereof.

Quorum at the Meeting and any Adjourned Meeting

At least two holders of Series C Notes, present in person or by proxy, holding at least 50% of the par value of the balance of unpaid principal of all Series C Notes, shall constitute a quorum at the Meeting. If no quorum is present within half an hour after the time appointed for the holding of the Meeting, the Meeting will stand adjourned to the same day in the following week, Tuesday, July 22, 2008, at the same time and place (provided such day is a business day, and if not, the following business day). At the adjourned meeting, two holders of Series C Notes, present in person or by proxy holding at least 10% of the par value of the balance of unpaid principal of all Series C Notes will constitute a quorum.

Confirmation of Ownership

Holders of Series C Notes who hold their Series C Notes through the nominee company of Bank Discount Le'Israel Ltd. and intend to vote their Series C Notes in person or by proxy must deliver to the Company an ownership certificate confirming their ownership of the Series C Notes on the Record Date, which certificate must be approved by a recognized financial institution.

Voting at the Meeting

Holders of Series C Notes may participate and vote at the Meeting in person or by proxy. A proxy shall be in writing and will be signed by the holder appointing the proxy or his representative with a written authorization. If the holder appointing a proxy is a corporation, the appointment shall be by way of a written signed authorization of such corporation accompanied by an approval of an attorney regarding the validity of such signature. A proxy is required to be deposited at the Company's office at least 48 hours prior to the time of the Meeting.

Review of Documents

The Trust Deed and the proposed amendment to the Trust Deed are available for review at the Company's offices, at 2 Weitzman Street, Tel-Aviv, Israel, during regular working hours, until the date of the Meeting.

Very truly yours,

Elbit Imaging Ltd.